FORM 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The slides below form part of a presentation given by The Thomson Corporation on October 9, 2007 at 8:30 a.m., London time. The filing of these slides under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

Explanatory note: Additional slides related to The Thomson Corporation’s proposed transaction with Reuters Group PLC that were used in the Investor Day presentation given today in London were previously filed by The Thomson Corporation under Rule 425 on October 3, 2007 in connection with its Investor Day held on that day in New York. This filing reflects an updated slide included in today’s presentation.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance.  These statements are based on certain assumptions and reflect Thomson’s current expectations.  Forward-looking statements also include statements about Thomson’s beliefs and expectations related to industry and sector trends related to its businesses, as well as its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and the opportunities that may be available to the combined business.  While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the US Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made.  Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US.  For further information about the public reference room, call the SEC at +1 800-732-0330.

No statement in this presentation is intended to constitute a profit forecast.

This presentation contains disclosures of certain non-GAAP financial measures.  Please see the “Investor Relations” section of www.thomson.com for a reconciliation of each of these measures as used by Thomson to the most directly comparable GAAP financial measure.

Combined Thomson and Reuters financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group PLC for the year ended December 31, 2006. Thomson prepares its financial statements under Canadian generally accepted accounting principles (“Canadian GAAP”) and Reuters prepares its financial statements under International Financial Reporting Standards (“IFRS”). Canadian GAAP and IFRS differ in certain significant respects. For purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the combined information presented herein. In addition this combined information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission.

Both Thomson and Reuters use non-GAAP financial measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for non-GAAP financial measures are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.

This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) and to persons to whom it may otherwise be lawful to communicate it to (all such persons being referred to as relevant persons). This presentation is only directed at relevant persons and any investment or investment activity to which the presentation relates is only available to relevant persons or will be engaged in only with relevant persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a relevant person. Other persons should not rely or act upon this presentation or any of its contents. The recipients of this presentation should not base any behavior in relation to qualifying investments or relevant products (as defined in the Financial Services and Markets Act 2000 (FSMA) and the Code of Market Conduct made pursuant to FSMA) which would amount to market abuse for the purposes of FSMA on the information in this presentation until after the information has been made generally available. Nor should the recipient use the information in this presentation in any way which would constitute “market abuse”.

Investor Day October 9, 2007

Safe Harbor CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance. These statements are based on certain assumptions and reflect Thomson’s current expectations. Forward-looking statements also include statements about Thomson’s beliefs and expectations related to industry and sector trends related to its businesses, as well as its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and the opportunities that may be available to the combined business. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law. ADDITIONAL INFORMATION This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, USA. For further information about the public reference room, call the SEC at +1 800-732-0330. No statement in this presentation is intended to constitute a profit forecast. This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” section of www.thomson.com for a reconciliation of each of these measures as used by Thomson to the most directly comparable GAAP financial measure. Combined Thomson and Reuters financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group PLC for the year ended December 31, 2006. Thomson prepares its financial statements under Canadian generally accepted accounting principles (“Canadian GAAP”) and Reuters prepares its financial statements under International Financial Reporting Standards (“IFRS”). Canadian GAAP and IFRS differ in certain significant respects. For purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the combined information presented herein. In addition this combined information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission. Both Thomson and Reuters use non-GAAP financial measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for non-GAAP financial measures are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable. This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) and to persons to whom it may otherwise be lawful to communicate it to (all such persons being referred to as relevant persons). This presentation is only directed at relevant persons and any investment or investment activity to which the presentation relates is only available to relevant persons or will be engaged in only with relevant persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a relevant person. Other persons should not rely or act upon this presentation or any of its contents. The recipients of this presentation should not base any behavior in relation to qualifying investments or relevant products (as defined in the Financial Services and Markets Act 2000 (FSMA) and the Code of Market Conduct made pursuant to FSMA) which would amount to market abuse for the purposes of FSMA on the information in this presentation until after the information has been made generally available. Nor should the recipient use the information in this presentation in any way which would constitute "market abuse.”

Transaction Update European Commission Phase 2 announced October 8th Anticipate review completion during Q1 2008 U.S. Department of Justice review also taking place No formal Hart-Scott-Rodino filing made due to DLC structure DOJ conducting a review similar to a formal HSR review Expect DOJ to provide decision by January 15, 2008 Integration planning teams in place and making progress Integration committees formed to identify opportunities Focused on serving customers and growing their businesses 22